August 6, 2025

Lei Huang
Chief Executive Officer
Denali Capital Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

Jaisim Shah
Chief Executive Officer and President
Semnur Pharmaceuticals, Inc.
960 San Antonio Road
Palo Alto, CA 94303

       Re: Denali Capital Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed July 23, 2025
           File No. 333-283019
Dear Lei Huang and Jaisim Shah:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-4
Denali's Net Tangible Book Value Per Share as Adjusted and Dilution, page 16

1. Please revise your calculation of pro forma NTBV per share to include the 30,500,000 shares to be issued to consultants in the calculation of the denominator. Alternatively, explain your basis for excluding these transactions from this presentation, given your statement that "Dilution per share to the original investors in Denali is determined by
 August 6, 2025
Page 2

       Denali   s net tangible book value per share, as adjusted, excluding the
Business
       Combination itself and giving effect to material probable or consummated transactions and other material effects on the net tangible book value per share, from
       the initial public offering price per share paid by original investors in Denali."
Semnur Merger Agreement, page 311

2. We note your disclosure that, pursuant to the Semnur Merger Agreement related to the
       Semnur Merger in 2019, Scilex agreed to pay the former holders of Semnur s capital stock up to $280.0 million in aggregate milestone payments, which amounts are expected to be charged back to Semnur through an intercompany arrangement. Please revise your disclosure to clarify how these obligations will be addressed following completion of the Business Combination.
Exhibits

3. We note the removal of Exhibit 8.1 from the Exhibit Index on page II-2. Please file a tax opinion as an exhibit to the registration statement, or tell us why you do not believe you are required to do so. Refer to Section III of Staff Legal Bulletin No. 19
       (CF).
General

4. We note that you have added a resale registration for shares beneficially owned by Scilex Holding Company. Please refer to Question 212.15 and Question
612.09 of
       the Securities Act Rules Compliance and Disclosure Interpretations and remove the resale transaction from the registration statement.
        Please contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Michael Blankenship, Esq.
      Elizabeth Razzano, Esq.